

OFFERING MEMORANDUM

facilitated by



Motherboard, Inc.

Form C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A)   BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Motherboard, Inc.
State of Organization	Wyoming
Date of Formation	June 11, 2018
Entity Type	S-Corp
Street Address	30 N. Gould St Suite R, Sheridan WY, 82801
Website Address	https://clickitgroup.com/

(B)   DIRECTORS AND OFFICERS OF THE COMPANY

Key Person 1		Harlow Irrevocable Trust
Positions with the Company	Title	Beneficiary
	Duration	since 1/29/18
Business experience (last three years)		N/A
Principal occupation (last three years)		N/A
Has this person been employed by anyone else in the last three years?		No

Key Person 2	Albert Harlow
Positions with the Company Title Duration	President & CEO Since Inception
Business experience (last three years)	Managing and Growing ClickIT's interests
Principal occupation (last three years)	President and CEO of ClickIT



Has this person been employed by anyone else in the last three years?	No

(c)   EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Harlow Irrevocable Trust

(D)   THE COMPANY'S BUSINESS AND BUSINESS PLAN

Since 2012, Click IT has helped thousands of businesses and consumers with their day-to-day challenges managing their Information Technologies (IT). We are in a retail-store-setting located on Main Street in the picturesque village of Chagrin Falls, Ohio, 26 miles east of Cleveland.

——-

The demand for IT service providers is expanding from $180.5 billion in 2018 to $282.0 billion by 2023; a 60% growth rate.
—Source: www.marketsandmarkets.com
——-

With the increasing concern over the protection and security of private data, many depend on the local convenience of Click IT for trustworthy technical support. We now monitor and manage hundreds of subscribed customers' networks and computer systems. With over 12 categories of IT products, services and solutions, Click IT can take care of all the needs of local businesses' and residents' technology.

In 7 years as a single, retail-styled bricks-and-mortar store, in an historic community, Click IT has developed into a profitable, on-going business depended on by the local community. Our emphasis is focusing on generating repeat customers who receive IT services pre-packaged and delivered on a subscription basis. Our fully developed business model has now been proven.

——-

"Our goal now, is to become the preferred "IT Department" for local communities surrounding Main Streets throughout the USA."
—AL Harlow – CEO & Founder
——-

Franchising

In 2018, we made the decision to grow exponentially by offering our Click IT store concept (business model, suppliers, and systems) to other entrepreneurial-minded people. We began taking all the steps necessary to become a franchisor, including the formation of our franchise division, expanding and upgrading our existing location.

When we were ready, we began to test the level of interest. From our marketing this past summer we received inquiries from over 200 potential candidates interested in buying our franchise, scattered throughout the USA.

Click IT Franchise is now poised to award franchises nationwide to entrepreneurial-minded people who desire to break free, be in their own business and control their own destiny. They must meet however our strict criteria (see https://clickitfranchise.com/ideal-candidate) so that our franchise properly grows with the best people in place; who desire to help their community members with their challenges in IT; representing and delivering over 100 Click IT's products, service, and solutions.

 MAINVEST

——-

"Buying all your IT from one trustworthy and local provider has been proven to save up to 50% in total ongoing operating expenses, not to mention the time-savings and convenience!"
—AL Harlow – CEO & Founder
——-

MILESTONES ACHIEVED
In preparation for marketing our franchise concept to selected candidates, the following milestones were achieved.

Click IT Franchise:

Received a grade of "A" from Franchise Grade strengthening our credibility.
Developed our dynamic and manageable online Point-Of-Sale system: https://shop.clickitgroup.com.
Generated over 200 Candidates who have expressed interest in opening a Click IT Store in their communities. (Choosing the right franchise owner is critical at this stage.)
Proved that it has a systematized and desirable Business Model with a better-than-average return (25% EBITA in 2018).
Ranked #1 IT Franchise by Top IT Franchises.
Displayed as an Exhibitor at a national Franchise Show to test the market (which generated a lot of interest).
Completed all necessary Legal Documents (the Franchise Disclosure Document [FDD] and Franchise Agreement [FA] – Request documents if you'd like copies).
Once selected, when someone purchases a Click IT franchise, they will receive:

a Manual, which includes all the store's operating instructions;
40 hours of Classroom and on-the-job Training at Click IT's company store;
Access to our Vendors and web services Back-end Systems;
The most IT Products, Services & Solutions, in comparison with others in related fields - over 12 Categories to offer;
A High-Growth Marketplace - high demand, low cost;
Our selective list of Best-in-Class services;
Over 12 Websites optimized for Search Engines that bring In customers!
See https://clickitfranchise.com for more details.

THE OPPORTUNITY
By investing in the Click IT store franchise concept, you will be supporting an emerging franchise focused on becoming the preferred and trusted "Local IT Department" for hundreds of communities surrounding Main Streets throughout the USA.

Click IT Franchise:

Is a Proven Franchise Concept – Our company store has operated since 2012, with a growing recurring revenue stream from a continuously growing list of subscribers. Customers can now pick from 12 categories containing over 100 pre-packaged IT products, services and solutions at https://shop.clickitgroup.com, making Click IT unique as an MSP.
Has a Competitive Advantage – The Click IT franchise system was given a grade of "A" by Franchise Grade and is ranked by Top IT Franchises as the number one IT franchise available today. See https://topitfranchises.com and https://clickitgroup.com/franchise-grade.
Has Tested & Ready-to-Launch Marketing Campaigns – Click IT tested its marketing strategy and generated over 200 interested candidates which then enabled the development of a proprietary vetting



process to assure awarding franchises to only the best and well-qualified candidates. See https://clickitfranchise.com/ideal-candidate.

Has a Fully Developed Vetting Process – One major mistake made by new franchisors will be avoided using our proprietary vetting process to select the best-in-class franchise owners.

Has an Experienced Founder – Our founder, AL Harlow, is a seasoned entrepreneur with a track record of building businesses with recurring revenue models from the ground up. The creator of now hundreds of innovative products, solutions, and services for both the consumer and industrial markets, his winning formula includes providing them through unique delivery systems, as is the case with delivering Click IT's products, services, and solutions. AL's work is supported by a competent and credible team, including Attorney Robert Rosenfeld, who has over 40 years of legal experience. Bob advises and watches over the legal and compliance matters a franchisor is tasked with on a constant and continuous basis.

OUR STORY

The Click IT store was started in 2012 by AL Harlow to provide comprehensive managed IT services, products, and solutions to small businesses and consumers. In 2018, we formed a new corporation (Motherboard, Inc.) that is the licensor of the rights and intellectual property of the Click IT concept for the purposes of selling it as a franchise.

WHY MAINVEST

One of our major hurdles facing us as a franchisor is finding candidates we believe would be successful who have (or can qualify for) enough money necessary to open a Click IT Store. We have learned through our initial market test, that most who have expressed an interest are typically young, inexperienced and undercapitalized. Most would never qualify for a traditional bank loan. We have set up a funding partnership (with Benetrends) to help candidates with their application for an SBA-assisted loan, but most will not get past the credit rating requirements.

For example, we currently have four candidates who qualify for acceptance into our franchise network, but they either don't have the required liquid capital or high enough credit scores to qualify for traditional bank loans. This is a problem for us moving forward, because we believe what's more important is finding franchise owners with a high level of technical skills and knowhow, along with their high desire to succeed. The money will come when they possess a passion for the work in serving their communities, coupled with the Click IT franchise system.

Therefore, we consider our own use of MainVest as a test. If this works in raising capital, then we believe it will work for our franchise candidates as well – who in many instances, have more friends than we do. We will be able to award more franchises because they will be able to raise the necessary funds through this portal, being less reliant on the traditional means for raising capital, which is thwarted with hurdles to overcome where most just give up.

So, for the most part, your investment here through this portal is a test for this larger purpose, overall. You investment dollars will be used to help us market, sell and then support a soon-to-be growing Click IT franchise network.

CONCLUSION

In summary, after a year of extra work and expense, in the summer of 2019 the Click IT Store concept officially became an emerging franchise opportunity.

We are now poised to market and award Click IT franchises to well-qualified candidates nationwide, which again, is what the funds raised here at MainVest in this offering will be used for.

We have designed our perks welcoming you aboard by experiencing our services and becoming customers too. As an investor in Click IT, you'll be able to experience with us our exciting journey ahead,



while helping others achieve their dream of self-determination and control through small business ownership.

(E)   NUMBER OF EMPLOYEES

The Company currently has 6 employees.

(F)   RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G)   TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$25,000
Offering Deadline	January 15th, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H)   COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.



(I)   HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Marketing & Sales	$20,000	$61,000
Operating Expenses	$3,500	$39,580
Compensation to MainVest	$1,500	$6,420
TOTAL	$25,000	$107,000

(J)   THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the *Invest* button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K)   MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation
A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.



(L)   PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M)   TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage*	1.2 - 5%**
Payment Deadline	12/31/2026
Maximum Payment Multiple	
- Early Investors***	1.55x
- All Other Investors	1.45x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.59%

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	1.20%
$45,500	2.20%
$66,000	3.10%



$93,300	4.40%
$107,000	5.00%

*** To reward early participation, the investors who contribute the first $25,000 raised in the offering will receive a 1.65x cap. Investors who contribute after $25,000 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:
- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes
The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities
The Company has outstanding the following securities:

Name of Security	Common Stock
Number of Shares Outstanding	300,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Common Stock shares have voting rights
How These Securities Differ from the Promissory Notes Offered to Investors	Common Stock comprises 100% of the voting rights



Dilution of Rights
The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company
Each of these people owns 20% or more of the total voting power of the Company:

Name	Percentage of Voting Rights
Harlow Irrevocable Trust	100%

How the Exercise of Voting Rights Could Affect You
You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued
The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N)   THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O)   COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P)   INDEBTEDNESS OF THE COMPANY

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Clickit Connect Corp. - Inter-company loans	$115,241	N/A	January 1, 2024	Note: The companies have cross-borrowing agreements in place in their Charters.
Shareholders	$7,422	N/A	January 1, 2024	N/A



(Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

Description of Transaction	Date	Name of Insider	Relationship to Company	Value of Interest
Inter-Company Loans	N/A	Click-IT Connect Corp.	Cross-Borrowing Agreements	$115,241
Shareholder Loan	N/A	Harlow Irrevocable Trust	Shareholder Equity	$7,422

(S)   THE COMPANY'S FINANCIAL CONDITION

HISTORICAL MILESTONES

The Click IT store has been operating since July, 2012 and has since achieved the following milestones:

Opened its unique Computer Services concept store in the rural community of Chagrin Falls, Ohio, and proved the concept of operating an Managed IT Services store in a retail setting.

Store achieved a gross revenue of $283,422 in 2017, which grew to $363,746 in 2018, a 28% growth rate. Net income, as reported on the company's tax return (Form 8879-S) was $126,623.

Over 100 IT-related products, services and solutions were created inside of 12 categories.

Over 20 websites were created and the model for marketing through search engine optimization was tested and proven.

In 2018, Motherboard, Inc. was formed to independently operate based on a license from Clickit Connect Corp. of all intellectual property (IP) necessary to open and operate a Click IT Store. The year 2018 was spent getting the franchise division ready, which included the creation of all the legal documents and an expansion of the facilities, which resulted in Motherboard losses written off the first year. These losses are essentially the investments the company felt were necessary in order to be successful in launching the Click IT Store concept as a new franchise. By the early summer of 2019, the company was ready and test marketed the franchise offering to see the level of interest. From this testing, Motherboard generated over 200 interested candidates who wanted more information.

Motherboard's 2019 books have not yet been updated so those statements are not yet available. The spending from 2018 however was down considerably. The company focused mainly on completing the legal documents and positioning it for a successful test. The market testing required some traveling and advertising.

All funding has come from, for the most part, Clickit Connect Corp., our company store, which has had enough income and borrowing power to support both operations, until Motherboard sells its first franchise, which is expected in December, 2019, based on recent activity.

NOTE: Historical financial performance is not necessarily predictive of future performance.



(T)   THE COMPANY'S FINANCIAL STATEMENTS

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$411,942	$1,358,664	$3,914,160	$6,206,208	$8,279,808
Cost of Goods Sold	$0	$0	$0	$0	$0
Gross profit	$411,942	$1,358,664	$3,914,160	$6,206,208	$8,279,808
Operating Expenses					
Sales & Marketing	$65,706	$165,112	$486,033	$402,713	$611,013
Industry Trade Fairs	$55,000	$55,000	$55,000	$55,000	$55,000
Advertising	$72,000	$72,000	$72,000	$72,000	$72,000
Total S&M	$192,706	$292,112	$613,033	$529,713	$738,013
General & Administrative	$45,489	$303,794	$894,265	$740,962	$1,124,218
Total Added Employee Cost	$3,833	$99,667	$310,500	$586,500	$954,500
Other Operating Expenses	$6,000	$63,600	$72,840	$80,400	$83,700
Rent & Utilities	$18,000	$18,000	$18,000	$18,000	$18,000
Total G&A Expenses	$73,322	$485,061	$1,295,605	$1,425,862	$2,180,418
Research & Development	$101,086	$132,078	$388,792	$322,142	$488,767
Depreciation/Amortization	$1,800	$1,866	$1,932	$1,932	$1,932
Total Other Expenses	$102,886	$133,944	$390,724	$324,074	$490,699
Total Operating Expenses	**$368,914**	**$911,117**	**$2,299,362**	**$2,279,649**	**$3,409,130**
Operating Profit	$43,028	$447,546	$1,614,798	$3,926,559	$4,870,678

(U)   DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever. However, please see below a list of non-disqualifying disclosures the company is making.

Mr. Harlow, who is the beneficial owner of the Company, has been the subject of litigation and liens, all of which are in settlement status or settlement agreement preparation, except: FinPac Leasing by



Forsythe Finance, LLC., [Bedford (Ohio) Municipal Court 19CVF05224] a debt purchasing collection company that claims holder in due course status vs. a closed company and Mr. and Mr. Harlow, Jr., on a guarantee. Claim is in dispute as FinPac improperly cancelled the lease and failed to follow Article 9 property sales requirements. Mr. and Mrs. Harlow are also disputing the claim of "holder in due course." The amount in dispute is $4,344.20.

Additionally, there have been other business loans taken out by Mr. Harlow which were defaulted on in June 2019. However, these loans are in settlement status, except for one, for which the settlement papers are being drafted. It is noted, that these loans were for an entity owned by Mr. Harlow that had no direct or indirect ownership or is not a subsidiary of the Company.

Lastly, Mr. Harlow has had tax liens imposed on him and/or other business entities. All liens are in settlement status, except one lien that is less than $1,000.

Please refer to Appendix A for a discussion of the risks of investing in the Company.

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V)   UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W)   ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X)   OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y)   OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end	Prior fiscal year-end



	(tax returns)	(tax returns)
Total Assets	$2,671.60	$0
Cash & Cash Equivalents	$13.72	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$-118,663.01	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-112,928.39	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

